

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2019

Gregory Boden
Chief Financial Officer
CLOUDCOMMERCE, INC.
1933 Cliff Drive, Suite 1
Santa Barbara, CA 93109

   Re: CLOUDCOMMERCE, INC.
    Form 10-K for the Transition Period From July 1, 2017 to
    December 31, 2017
    Filed April 13, 2018
    File No. 000-13215

Dear Mr. Boden:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Consumer Products

cc: Andrew Van Noy